Four Year Term Insurance Rider In consideration of the application for this rider and the payment of the cost of insurance, this rider’s made a part of the policy. This rider is Subject to all policy terms and provisions unless this rider changes them. What is the definition of insureds? The persons whose lives are insured by the policy. What is the amount of insurance? The amount of insurance provided by this rider as shown under Policy Data. What benefit does this rider provide? If we receive proof satisfactory to us that the last surviving insured died during the first four policy years and while this rider is in force, we will pay the amount of insurance as shown under Policy Data for this rider to the beneficiary. Is there a monthly deduction for the cost of this rider? Yes. While this rider is in force, a monthly deduction for the cost of the rider is taken from the policy’s value. The amount of the deduction is this rider’s amount of inusurance, as shown under Policy Data, divided by 1,000 times the monthly cost of insurance rate. What is the cost of insurance rate? The cost of insurant rate is the rate applied to this rider’s amount of insurance to determine the monthly deduction. It is based on each insured’s sex, Insurance age, risk classification and the number of years the policy has been in force. We may change the cost of insurance rates from time to time. Any changes in the cost of insurance Can you change the amount of insurance of this Yes. While this rider is in force you may decrease this rider’s amount of insurance once per policy year by written request. Such request may only be made after the first policy year and is subject to the following: The beneficiary is named in the application for the policy. Subject to the terms of the policy, the amount of insurance payable by this rider to the beneficiary may be applied under one of the payment options shown in the policy. The monthly cost of insurance rate is the annual cost of insurance rate described below divided by 12. rate will apply to all individuals of the same risk class as each of the insurance We will determine cost of insurance rates based or our expectations. to future mortality experience. The cost of insurance rates will not exceed the Guaranteed Maximum Annual Cost of Insurance Rates shown under Policy Data. The rates are based on the CSO Mortality Tables shown under Policy Data. The decrease in face amount will be effective or the month date on or next following our receipt of your written request. the amount. of insurance that remains in force after a requested decrease may not be less than $50,000.

Do policy changes affect this rider? If the policy’s specified amount is for any reason. we will reduce this rider’s amount of insurance so that it does not exceed the policy’s new specified amount multiplied by 1.22. If this rider’s amount of insurance is reduced. The monthly deduction for the cost of this rider will be reduced. When will coverage under this rider terminate? This rider will terminate on the earliest of the following: 1. the monthly date on or next following receipt of your written request for coverage to end; or 2. the Expiration Date as shown under Policy Data; or 3. the date the policy terminates. Can this rider be reinstated if the policy hits lapsed? If the policy and this rider lapsed as provided in the policy’s grace period provision, this rider may be reinstated prior to the Expiration date if: 1. this rider was in effect when the policy lapsed; and 2. the policy is reinstated; and 3. the requirements stated below arc met. In order to reinstate coverage for this rider, you must: 1. provide evidence that both insureds remain insurable. or evidence for the last surviving insured and due proof that the first death occurred before the date of lapse; and 2. pay a plenum sufficient to keep this rider in force for 3 months; and 3. pay the monthly deductions that were not collected during the grace period. The effective date of reinstatement will be the monthly date on or next following the date we approve the application for reinstatement What if the age or sex of an insured has been misstated? If an insured’s age or sex has been misstated. the amount payable under this rider upon. the last surviving insured’s death will be the amount of insurance. if any, that the rider cost for the policy month during which the last surviving insured’s death occurred, would have purchased had the cost of the benefits provided under the rider been calculated using the rider of cost of insurance rates for the correct age or sex. When will this rider become incontestable? The incontestable provision of the policy also applies to this rider. Is there a suicide exclusion? The suicide exclusion of the policy also applies to this rider. What is the effective date of this rider? The effective date of this rider is the policy date of the policy unless a different date is shown under Policy Data. RiverSource Life Insurance Company Secretary 31170A 1/09